SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 4)*

Occidental Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

674599105
 (CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 4 relating to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2020 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 25, 2020, Amendment No. 2 to the Schedule 13D filed with the SEC on August 5, 2020 and Amendment No. 3 to the Schedule 13D filed with the SEC on September 30, 2020.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons are one of the Issuer’s largest shareholders and beneficially own over 107.9 million Shares with a market value in excess of $3 billion.  While we still believe in Occidental, our investment has become somewhat of an outsized position in our investment portfolio, and as a result, we believe it is prudent to reduce the size of our position to rebalance our portfolio. Therefore, on March 12, 2021, the Reporting Persons entered into a trading plan pursuant to Rule 10b5-1 of the Act (the “Trading Plan”) with an unaffiliated third-party broker (the “Broker”). The Trading Plan is intended to comply with Rule 10b5-1 under the Act. Under the Trading Plan, the Broker is authorized and directed to sell up to 30 million Shares in open market transactions on behalf of the Reporting Persons, subject to the satisfaction of certain conditions, including, among others, a minimum trading price. There can be no certainty that any Shares will be sold under the Trading Plan. However, even if the sales are completed in their entirety, the Reporting Persons would still beneficially own over 77.9 million Shares with a market value in excess of $2.1 billion and would remain one of Occidental’s largest shareholders. We continue to support Occidental and we continue to have confidence in Occidental’s future prospects. We also intend to remain on the Board. The Trading Plan is scheduled to terminate on May 1, 2021, unless terminated earlier in accordance with its terms. None of the Reporting Persons may exercise any subsequent influence over how, when or whether to effect any sales under the Trading Plan, although they are permitted to terminate the Trading Plan at any time.  Sales under the Trading Plan will be disclosed as required by applicable law in public filings with the SEC, including any required amendments to this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Item 4 of this Amendment No. 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 4 – Occidental Petroleum Corporation]